5200 REPUBLIC PLAZA 370 SEVENTEENTH STREET DENVER COLORADO 80202-5638 TELEPHONE: 303.592.1500 FACSIMILE: 303.592.1510 WWW.MOFO.COM

MORRISON FOERSTER LLP

BEIJING, BERLIN, BRUSSELS, DENVER, HONG KONG, LONDON, LOS ANGELES, NEW YORK, NORTHERN VIRGINIA, PALO ALTO, SACRAMENTO, SAN DIEGO, SAN FRANCISCO, SHANGHAI, SINGAPORE, TOKYO, WASHINGTON, D.C.

April 16, 2015		Writer’s Direct Contact

+1 (303) 592.2237
KHowes@mofo.com

Via EDGAR Correspondence

Mary A. Cole, Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E

Washington, DC 20549

Re:	Fidus Investment Corporation (the “Company”)

File Nos.: 333-202531; 814-00861

Dear Ms. Cole:

This letter responds to comments set forth in your letter dated April 1, 2015 to John A. Good of Morrison & Foerster LLP and supplements pre-effective amendment no. 1 (“Amendment No. 1”) to the Company’s registration statement on Form N-2 under the Securities Act of 1933 (the “1933 Act”) to register up to $300 million in aggregate offering price of the Company’s common stock, preferred stock, subscription rights, debt securities or warrants representing rights to purchase shares of the Company’s common or preferred stock or debt securities in a shelf offering pursuant to Rule 415 under the 1933 Act. Amendment No. 1 was filed as of the date hereof.

For your ease of reference, the numbers below correspond to the numbers in your letter of April 1, 2015.

Prospectus

1.	The Company has deleted undertaking number 7. We note that the undertaking suggested in the first paragraph of your comment number 1 is substantially similar to that set forth in undertaking number 8 in the registration statement. The Company has therefore retained such undertaking (renumbered as undertaking 7).

The Company has included an undertaking consistent with your request in the second paragraph of comment number 1 (numbered as undertaking 8).

Mary A. Cole, Senior Counsel

April 16, 2015

Page Two

2.	The Company represents that, for purposes of determining the asset coverage requirements contained in Sections 18 and 61 of the Investment Company Act of 1940, the Company treats its unfunded commitments as senior securities. The Company maintains sufficient cash and/or borrowing capacity to cover the value of its unfunded commitments.

3.	The Company has filed, as Exhibit 99.1 to Amendment No. 1, a form of prospectus supplement related to debt securities that may be offered under the registration statement. We note that the Company routinely conducts follow-on and at-the-market offerings under its currently effective registration statement for which it has filed prospectus supplements. The Company anticipates that prospectus supplements used in any follow-on or at-the-market offerings under this registration statement would be substantially similar to those it has used to date.

The Company also notes that it has not, as of yet, filed any constituent instruments defining the rights of holders of Subscription Rights or Warrants. Moreover, the Company believes it to be highly unlikely that it would issue any such securities. Accordingly, the Company believes providing prospectus supplements related to such securities would be premature.

Per your request, the undersigned hereby acknowledges on behalf of the Company that:

•	the Company is responsible for the adequacy and the accuracy of the disclosure contained in Amendment No. 1;

•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	the Company may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you request such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Company.

Mary A. Cole, Senior Counsel

April 16, 2015

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The Company believes it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (303) 592-2237.

Sincerely,

/s/ Kelley A. Howes

Kelley A. Howes

cc:	Edward H. Ross, Chief Executive Officer

Shelby E. Sherard, Chief Financial Officer and Chief Compliance Officer

John A. Good, Esq.